SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on this date, all necessary approvals for the conclusion of an agreement between Eletrobras, as a solidary debtor, the privatized distributor Amazonas Energia S/A (“Debtor”) and the independent producers of electric energy Breitener Tambaqui S.A. and Breitener Jaraqui S.A. (“PIEs”), indirectly controlled by Petrobras - Petróleo Brasileiro S.A., that was also a signatory to the agreement.

The Debtor entered into the Commercial Operation OC № 1816/2005 and OC № 1815/2005 contracts with the PIEs, whose object is the supply of electricity by the PIEs, with Eletrobras, in turn, as the financial guarantor in the referred contracts.

These lawsuits have their origins prior to the Debtor's privatization and unbundling, for segregation of electricity generation and transmission activities, and it is certain that Eletrobras' participation in the aforementioned legal agreements does not constitute a new warranty in favor of the Debtor, but rather settlement of previous debts, executed in legal proceedings, to which Eletrobras is a party, given its status as guarantor.

It is worth mentioning that, with the unbundling of the former Amazonas Distribuidora de Energia (now Amazonas Energia), these energy supply contracts, signed with the PIEs, since December 5, 2018, were migrated to the company Amazonas Geração e Transmissão S/A (“AME-GT”), of the Eletrobras System, and currently have the guarantee of Centrais Elétricas do Norte do Brasil - Eletronorte, which is the parent company of AME-GT. AME-GT acquires this energy and passes it on to the Debtor, through a pass through contract, as approved by the National Electric Energy Agency, in the unbundling process.

The agreement involves the payment of the total amount of BRL 436,024,899.52 (four hundred and thirty-six million, twenty-four thousand, eight hundred and ninety-nine reais and fifty-two cents), resulting from 7 (seven) lawsuits, which will be suspended until the payments are fully settled. The amount transacted will be settled by the Debtor in 60 installments, calculated by the constant amortization system - SAC, updated based on 124.75% of the CDI, from January 18, 2021, until its full settlement, with Eletrobras as part of the agreement, as a solidary debtor.

This agreement mitigates execution risks for the Company, since Eletrobras is already at the passive pole of the lawsuits.

The Company will keep the market informed of the subject of this Market Announcement.

Rio de Janeiro, April 07, 2021.

Elvira Cavalcanti Presta

CEO (Interim) and CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.